March 22, 2005

Via U.S. Mail

Carolyn Tiffany
The Newkirk Master Limited Partnership
7 Bullfinch Place, Suite 500
Boston, MA  02114

RE:	The Newkirk Master Limited Partnership
      Supplemental Response Letter dated March 21, 2005 re:
	Amended Schedule TO-I
      filed March 8, 2005
      File No. 005-79560

Ladies and Gentlemen:

      We have the following comment on the above-referenced filing.

Cover Page of Schedule TO-I

1. Refer to your three responses to each of our prior comments 1.
We note that affiliates of Apollo Real Estate Fund III, executive officers of Winthrop Financial Associates and affiliates of Vornado Realty Trust own and control the general partner of your Partnership (page 12 of your offer). It appears that these parties, by virtue of their direct and indirect control of your general partner, would play a significant role in initiating, structuring and negotiating the offer, and generally control the terms of the offer. In this respect, advise us about the following matters:

* the type of entity utilized for the formation of the general partner;
* the percentage ownership interest held in the general partner by each of the previously named parties;
* the nature of the assets and operations of the general partner and source of any revenues;
* the identity of the parties that designate and have the authority to remove the directors or managers of the group that exercises control or management power over the business and affairs of the general partner; and
* the identity of the employer of those directors or managers and the identity of the person that pays their compensation.

Alternatively, pursuant to Instruction K (1) of Schedule TO, these parties should file a Schedule TO-T and the issuer should file a corresponding Schedule 14D-9.

Closing Information

      Please amend your filing promptly to comply with our comment. If you do not agree with the comment, please tell us why in your response. If the information you provide in response to our comment materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to this comment, a supplement may need to be sent to unit holders.

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 942-2920. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0306.


								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
								Acquisitions

cc: Elliot Press, Esq. (via fax: (212) 940-6621)